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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER

  PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF JULY, 2001



                               CGI GROUP INC.
               (Translation of Registrant name into English)



                        1130 Sherbrooke Street West
                                 5th Floor
                              Montreal, Quebec
                               Canada H3A 2M8
                      (Address of Principal Executive
                                  Offices)

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Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F        Form 40-F  X
         -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes        No:  X
           -----     -----

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ENCLOSURE: Press Release dated July 27, 2001

This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registrant's Registration Statement on Form F-4 (Reg. No. 333-58116) of and the related prospectus, and into its Registration Statements on Form S-8, (Reg. Nos. 333-9106 and 333-13350).

PRESS RELEASE                                      FOR IMMEDIATE PUBLICATION



         CGI REGROUPS BUSINESS PROCESS SERVICES TO EXTEND OFFERING
     ALSO ANNOUNCES ORGANIZATIONAL ADJUSTMENTS TO SUPPORT FUTURE GROWTH

MONTREAL, JULY 27, 2001 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) today announced the creation of a Business Process Services (BPS) unit by formally concentrating its expertise to focus on serving this high growth area. This initiative stemmed from growing client demand for increased outsourcing services coupled with an opportunity to capitalize on CGI's strong North American presence.

Business Process Services encompasses the outsourced processing of a company's business processing functions and is a logical extension of CGI's full IT outsourcing offering. Outsourced business processing is one of the most rapidly growing areas as companies are concentrating on core business activities while teaming up with BPS outsourcers in order to capitalise upon cost savings generated by economies of scale and the sophisticated execution of operations.

Gartner Group estimates that in 2000 the market for outsourced business processing was US$244 billion, and at compound annual growth rate (CAGR) of 19.7%, is expected to be a US$600 billion worldwide market by 2005. Of this market opportunity, outsourced operational and business administration processes represents US$461.5 billion, or more than half. CGI will primarily be pursuing industry-focused value add BPS in these areas, a natural fit based on the company's deep industry expertise and work with industry specific processes and applications.

CGI has been providing BPS to its clients for many years and current revenues represent approximately CDN$200 million. Now, all capabilities will be offered through one entity. As part of CGI's commitment to this initiative, Joseph Saliba, formerly president of the outsourcing division of SABRE in Dallas, will head this new BPS unit. "Our goal is to understand our client's business functions and processes to assess how they can be enhanced, ultimately having direct impact on their bottom line," said Joseph Saliba, president, Business Process Services, CGI. "It means taking a deeper pulse of day-to-day functions - the basic infrastructure of running a company."

                                                                      .../2

PRESS RELEASE - PAGE 2
Serge Godin, chairman, president and CEO of CGI said: "Our clients will greatly benefit from this extended support that gives them a stronger return on their technology investment. Business Process Services is a logical extension of our service offering, as CGI already owns the intellectual property for highly sophisticated software applications and infrastructure. We see this initiative as a substantial driver of growth in North America as we proactively seek to optimize our client's value chain."

CGI also announced, in light of today's closing of the IMRglobal merger, some organizational adjustments to better reflect its evolving operations and focus on high growth segments of the IT industry. As part of this new structure, CGI's operations will be managed by three presidents, namely Michael Roach, president Canada and Europe, Satish Sanan, president USA and Asia Pacific and Joseph Saliba, president, Business Process Services. All CGI global and corporate functions will remain the same.

ABOUT CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's order backlog totals approximately US$5.5 billion (CDN$8.5 billion) and as at July 27, 2001, its revenue run-rate is close to US$1.3 billion (CDN$2 billion). CGI provides end-to-end IT services and business solutions to 3,000 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

ALL STATEMENTS IN THIS PRESS RELEASE THAT DO NOT DIRECTLY AND EXCLUSIVELY RELATE TO HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE (BUT ARE NOT LIMITED TO) THOSE IDENTIFIED BY THE USE OF THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE,"
"EXPECT," "INTEND," AND SIMILAR EXPRESSIONS. THESE FORWARD-LOOKING STATEMENTS REPRESENT CGI GROUP INC.'S AND IMRGLOBAL CORP.'S CURRENT INTENTIONS, PLANS, EXPECTATIONS, AND BELIEFS, AND ARE SUBJECT TO RISKS, UNCERTAINTIES, AND OTHER FACTORS, OF WHICH MANY ARE BEYOND THE CONTROL OF CGI GROUP INC. OR IMRGLOBAL CORP. THESE FACTORS COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF CGI GROUP INC. OR IMRGLOBAL CORP. TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS.


                                                                      .../3

PRESS RELEASE - PAGE 3

THESE FACTORS INCLUDE AND ARE NOT RESTRICTED TO, COSTS RELATED TO THE MERGER, THE RISK THAT THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED, THIRD PARTIES MAY TERMINATE OR ALTER EXISTING CONTRACTS IF NECESSARY CONSENTS ARE NOT OBTAINED, THE TIMING AND SIZE OF CONTRACTS, ACQUISITIONS AND OTHER CORPORATE DEVELOPMENTS AND MERGER AND ACQUISITION STRATEGY, THE ABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, MARKET COMPETITION IN THE RAPIDLY-EVOLVING INFORMATION TECHNOLOGY INDUSTRY, GENERAL ECONOMIC AND BUSINESS CONDITIONS, VARIABILITY IN OPERATING RESULTS, POTENTIAL COST OVERRUNS ON FIXED-PRICE PROJECTS, AND OTHER RISKS IDENTIFIED IN CGI GROUP INC.'S FORM F-4 REGISTRATION STATEMENT, WHICH INCLUDES THE PROXY STATEMENT/PROSPECTUS FOR THE IMRGLOBAL SHAREHOLDERS SPECIAL MEETING, AND IN CGI'S ANNUAL OR PERIODIC REPORTS OR FORMS 40-F (INCLUDING THE RISKS DESCRIBED IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)) FILED WITH THE U.S. SECURITIES & EXCHANGE COMMISSION, CGI GROUP INC.'S ANNUAL INFORMATION FORM FILED WITH CANADIAN SECURITIES COMMISSIONS, AND IMRGLOBAL CORP.'S PERIODIC FILINGS WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. ALL OF THE RISK FACTORS INCLUDED IN THESE FILED DOCUMENTS ARE INCLUDED HEREIN BY REFERENCE.


                                    -30-
FOR MORE INFORMATION:


INVESTOR RELATIONS
CGI
Julie Creed - USA
Vice-president, investor relations
(312) 543-2942

Ronald White - Canada
Director, investor relations
(514) 841-3230

MEDIA RELATIONS
CGI
Eileen Murphy
Director, media relations
(514) 841-3430


                                 SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        CGI Group Inc.
                                        --------------------------------------
                                        (Registrant)


                                        By:
                                           -----------------------------------
                                        Name:   Paule Dore
                                        Title:  Executive Vice President and
                                                Chief Corporate Officer
                                                and Secretary

Date: July 27, 2001